

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
404

SEC FILE NUMBER
8-50119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 Quarry Lake Drive

(No. and Street)

Baltimore	Maryland	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory T. Donovan   (410) 413-2600
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell Jr. & Associates, L.L.C.

(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 Hunt Valley		Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/14

OATH OR AFFIRMATION

I, Gregory T. Donovan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Campbell Financial Services, Inc. _____ , as of December 31 _____ , 20 14 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

State of Maryland, County of Carroll   Chief Financial Officer
_____ Title

_____ My commission expires: 2/11/2017
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Campbell Financial Services, Inc.

ANNUAL REPORT

DECEMBER 31, 2014

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2014



◆ ARTHUR BELL CPAS
———— TESTED AND TRUSTED ————

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Campbell Financial Services, Inc.

We have audited the accompanying financial statements of Campbell Financial Services, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Campbell Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 9 and 10 have been subjected to audit procedures performed in conjunction with the audit of Campbell Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with Rules 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2015

CAMPBELL FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

CAMPBELL FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	517,293
Prepaid expenses		87,028
Sales commissions receivable		15,185
Marketing service fees receivable from Affiliate		20,000
Total assets	$	639,506
LIABILITIES		
Accounts payable and accrued expenses	$	12,409
Due to Affiliate		4,075
Total liabilities		16,484
STOCKHOLDER'S EQUITY		
Common stock – $.01 par value;		
2,500 shares authorized; 600		
shares issued and outstanding		6
Additional paid-in capital		29,994
Retained earnings		593,022
Total stockholder's equity		623,022
Total liabilities and stockholder's equity	$	639,506

CAMPBELL FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE		
Sales commissions	$	84,787
Marketing service fees		120,000
Total revenue		204,787
EXPENSES		
Office services fee		8,268
Salaries and other compensation		34,910
Rent		4,221
Regulatory fees and expenses		85,440
Professional fees		13,653
Other expenses		9,873
Total expenses		156,365
NET INCOME	$	48,422

CAMPBELL FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2013	$ 6	$ 29,994	$ 544,600	$ 574,600
Net income for the year ended December 31, 2014	0	0	48,422	48,422
Dividends on common stock	0	0	0	0
Balances at December 31, 2014	$ 6	$ 29,994	$ 593,022	$ 623,022

CAMPBELL FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income	$	48,422
Changes in assets and liabilities:		
Increase in prepaid expenses		(11,705)
Decrease in sales commissions and broker service fees receivable		1,948
Decrease in accounts payable and accrued expenses		(388)
Changes in due from Affiliates, net		(20,000)
Net cash from operating activities		18,277
Cash flows for financing activities		
Dividends paid		0
Net increase in cash		18,277
Cash – beginning of year		499,016
Cash – end of year	$	517,293
Supplemental Disclosure of Cash Flow Information		
Property and Privilege taxes paid	$	8,414
Dividends declared but not paid	$	0

See accompanying notes.

5

FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   General Description of the Company

Campbell Financial Services, Inc. (the Company), a wholly owned subsidiary of Campbell & Company LP (CCLP), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On December 2, 2014, Campbell & Company, Inc. (CCI), the former parent of the Company, entered into a merger arrangement with CCLP, a Delaware limited partnership. CCLP assumed ownership of the Company in this arrangement. A Form 1017 regarding the ownership change was filed with FINRA on November 17, 2014. Campbell & Company will refer to either CCI or CCLP depending on the applicable period discussed.

B.   Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C.   Revenue Recognition

Sales commissions and marketing service fees are recognized when earned, based on the terms of the underlying agreements.

D.   Income Taxes

For the period December 3, 2014 to December 31, 2014, the Company prepares and files its own U.S. and applicable state income tax returns and calculates income tax expense as a stand-alone entity. The Company uses an asset and liability approach to account for income taxes, and, as the Company has no differences between the carrying amounts and tax bases of assets and liabilities, the Company had no deferred tax assets or liabilities. Accordingly, the Company's income tax liability approximates its income tax expense for U.S. federal and state income tax purposes.

Prior to December 2, 2014, the Company made a Subchapter S Subsidiary election under the Internal Revenue Code whereby the Company's taxable income "flows-through" to CCI and was subject to CCI's U.S. federal and state taxation status. The preparation and filing of U.S. federal and state tax returns are performed by CCI under a consolidated tax filing. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

Note 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

D.   Income Taxes (continued)

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2014. The 2011 through 2014 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Note 2.   RELATED PARTY TRANSACTIONS

In 2014, the Company entered into an agreement with Campbell & Company to promote the sales of units of affiliated commodity pools to investors of such commodity pools, and to continuously service such units. As part of this agreement, the Company receives a monthly marketing services fee from Campbell & Company, which represents a substantial portion of its revenue. For the year ended December 31, 2014, the Company earned $120,000 related to the marketing service fees from Campbell & Company.

The Company's remaining revenue represents commissions from selling shares of an affiliated registered investment company (RIC) to affiliates of Campbell & Company, the 100% owner of the trading adviser of the RIC, and the continuous servicing of such shares. The Company earns ongoing commissions from the RIC, in accordance with the selling agreements, based on the net asset value of the shares sold and serviced.

The Company has entered into a Services and Operations Agreement with Campbell & Company pursuant to which Affiliate Services (as defined in the Services and Operations Agreement), such as management, administration, office space and other services, will be provided by Campbell & Company to the Company and the Company will be charged by Campbell & Company the reasonable value of the services rendered. Charges for such Affiliate Services are reflected in the applicable expense caption in the Company's statement of operations. The Company is responsible for certain direct expenses such as annual audit, legal and regulatory fees.

Note 3.   INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 4.   DEPOSITS

The Company has cash on deposit with a financial institution. In the event of a financial institution's insolvency, recovery of cash on deposit may be limited to the amount of available federal deposit insurance.

CAMPBELL FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2014

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2014, the Company had net capital of $500,809, which was $495,809 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.033 to 1.

Note 6. SUBSEQUENT EVENTS

The Company converted from a corporation to a limited-liability company effective January 30, 2015, and will be known as Campbell Financial Services, LLC going forward.

CAMPBELL FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION

CAMPBELL FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2014

Total stockholder's equity	$	623,022
Deduct items not allowable for net capital Non-allowable assets		(122,213)
Net capital	$	500,809
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$	1,099
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	500,809
Minimum net capital requirement		5,000
Excess net capital	$	495,809
Net capital less 120% of minimum net capital required	$	494,809
Total aggregate indebtedness (Note 1, below)	$	16,484
Percentage of aggregate indebtedness to net capital		3.29 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Campbell Financial Services, Inc. computation of net capital and required net capital from the December 31, 2014 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS Report).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2014 is as follows:
Total liabilities	$	16,484

CAMPBELL FINANCIAL SERVICES, INC.

**COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

FOR THE YEAR ENDED DECEMBER 31, 2014

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Campbell Financial Services, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

CAMPBELL FINANCIAL SERVICES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM REGARDING EXEMPTION REPORT

AND

EXEMPTION REPORT PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2014



201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Campbell Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Campbell Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Campbell Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Campbell Financial Services, Inc. stated that Campbell Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Campbell Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Campbell Financial Services Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2015

 **Campbell Financial Services, Inc.**

Campbell Financial Services, Inc.'s Exemption Report

Campbell Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required as 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions").

(2) The Company carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers, and therefore, met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Campbell Financial Services, Inc.

I, Heidi L. Kaiser, affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

Heidi L. Kaiser
Chief Compliance Officer

February 24, 2015